                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 5, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F  [X]                          Form 40-F
              -------                                 -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

         Yes  [X]                                 No
            -------                                 -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT


FOR IMMEDIATE RELEASE

CONTACTS:
MERANT
GERALD PERKEL                                    SCOTT HILDEBRANDT
CHIEF EXECUTIVE OFFICER                          CHIEF FINANCIAL OFFICER
+1 (503) 617 2735                                +1 (503) 617 2401
Gerry.Perkel@merant.com                          Scott.Hildebrandt@merant.com

                                                 FINANCIAL DYNAMICS
                                                 HARRIET KEEN / EMMA RUTHERFORD
                                                 +44 (0) 20 7831 3113
                                                  merant@fd.com


                MERANT ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

NEWBURY, UK AND HILLSBORO, OR -- 5 MARCH 2002 -- MERANT (London Stock Exchange
(LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for software configuration management, today announced third quarter revenues for the three months to 31 January 2002 of L20.9 million ($30.1 million) and a pre-tax loss from continuing operations of L4.4 million ($6.4 million), excluding goodwill and restructuring charges.

Revenue for the third quarter declined seven percent sequentially, compared with L22.4 million ($32.5 million) reported in the second quarter of this fiscal year. Pre-tax loss from continuing operations, excluding charges for goodwill amortization and restructuring, increased from the L2.0 million ($2.9 million) loss reported in the Company's second quarter.

"We continued to experience the effects of the slowdown in information technology spending during our third quarter, especially in the United States," commented Gerald Perkel, president and CEO. "However, given the current global economic slowdown, I was pleased to see a sequential increase in revenues outside the U.S. In addition, we are continuing to make good progress towards our goal of increasing shareholder value over the longer term."

The significant steps taken over the last several months include the following:

- The Company has sold its non-core businesses and company-owned real estate, freeing cash resources and allowing it to focus the business;

- The Company has put in place a new management team with eight new executives now running MERANT, with significant turn-around experience;

- The Company has been using its strong cash position to repurchase stock in the open market;

- The Company launched a restructuring program to reduce costs and attempt to return its business to profitability and;


- The Company is working on a new strategy for positioning itself for anticipated long term growth

"We made significant progress in the quarter related to building the new MERANT," continued Perkel. "Most of our new executive management team is now in place and we have been taking aggressive actions to reduce our costs associated with our re-sized business."

Approximately 37% of revenue for the most recent quarter was made up of license fees. Maintenance subscription services revenue accounted for 47% of third quarter revenue and increased from the third quarter of 2001. The remaining 16% of revenue consists of consulting and training fees, which were down somewhat from our second quarter due to typical seasonality experienced in the third quarter. North American revenues for the third quarter represented 61% of total revenue. European revenue made up 34% of total revenue with the Asia-Pacific area making up the remainder.

Gross margins were 74% during the third quarter, down from the second quarter gross margins of 78% due to the seasonal slowdown in consulting revenue in the third quarter. Total expenses associated with continuing operations, excluding goodwill amortization and restructuring charges, increased slightly to L25.6 million ($36.9 million) in the third quarter, compared to L24.9 million ($36.1 million) reported in the second quarter, as expected, due to the Company's previously announced relocation of its corporate headquarters to Hillsboro, Oregon and related restructuring actions.

The Company recorded a one-time restructuring charge of L4.6 million ($6.7 million) in the third quarter related to the previously announced relocation of its corporate headquarters and related restructuring actions. The Company is now estimating the total one-time charges associated with restructuring actions in the region of L14 million ($20 million). Charges associated with these restructuring actions should be completed within the next two quarters.

The Company ended the third quarter with L83.4 million ($117.7 million) of cash and marketable securities. Cash decreased in the third quarter from the L88.6 million ($127.8 million) reported at the end of the second quarter due primarily to the repurchase of 11.8 million shares of the Company's stock, the cash impact of the operating loss experienced, as well as approximately L1.9 million ($2.8 million) related to the cash portion of the third quarter restructuring charge. These reductions were partially offset by the L13.8 million ($20.1 million) in net cash proceeds from the previously announced sale of the Company's DataDirect business during the third quarter.

On 12 December 2001, MERANT announced its intention to buy back up to approximately 20.2 million shares, amounting to approximately 15% of the Company's then issued share capital. Following that announcement and up to 15 January 2002, the Company bought back for cancellation approximately 11.8 million Shares, representing total payments of approximately L13.2 million to the selling shareholders. The Company intends to continue to repurchase shares under its existing authorized share repurchase program beginning on 7 March 2002. MERANT has instructed UBS Warburg to begin the buy back of shares on this date through the open market of up to approximately 8.4 million shares, the remaining authorization under this program.

Consistent with the intent of the announcement on 12 December 2001 to return a minimum level of capital to shareholders, the Company's Board of Directors has approved seeking a new general authority (for an additional 15% share repurchase) from shareholders by way of a special resolution to be proposed at an extraordinary general meeting. A Circular in relation to this meeting will be sent to the shareholders in due course.

The Company remains cautious regarding revenue and earnings performance in the short term. Global recessionary pressures continue to negatively impact spending in the corporate IT sector, making it difficult to predict the impact on MERANT's revenues over the next few quarters. However, the Company is taking actions to reduce the size of the ongoing business to allow for these economic realities and believes it will emerge stronger once the global economies begin to improve.

REVIEW OF PAST NINE MONTHS

Revenue for the nine months ended 31 January 2002 was L65.6 million ($94.3 million), compared to L69.8 million ($103.6 million) for the same period in the previous year. The Company's year to date operating loss in 2002, before non-recurring items and amortization of goodwill, was L9.1 million ($13.1 million), compared to L3.9 million ($6.7 million) through the first 9 months in 2001. Total revenue for our current line of business for all of fiscal 2001 was L95.3 million ($139 million).

CONFERENCE CALL

As previously announced, a conference call has been scheduled today at 2:30 pm GMT (9:30 am U.S. EST) for investors, analysts and press to review its third quarter results. For those wishing to participate on the conference call, the telephone numbers are +1 (800) 491 3423 (US) and +44 (0) 20 8781 0563 in the
U.K. A replay facility will be available from 5 March to 23 March 2002. The toll free numbers are +1 (800) 625 5288 pass code 1538564 (US) and +44 (0) 500 637
880 with pass code 698912 (UK).

ABOUT MERANT

With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including the majority of the Global 2000; improve their ability to manage enterprise software configuration and web content management assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end software configuration and content management, MERANT provides a comprehensive enterprise content management platform. For additional information, visit www.merant.com.

FORWARD-LOOKING STATEMENTS

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that include statements regarding expectations for future financial results and results of operations, business strategy, and prospects, including the growth and/or performance of our software configuration management business and related revenues. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this release, the words 'anticipate,' 'believe,' 'estimate,' 'expect', 'realize', 'likely', 'unlikely' and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.


These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on its software configuration management products and services and away from certain of its past primary markets, including the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for software configuration management products, the potential need for software configuration management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, as well as efficiently manage the provision or receipt, as the case may be, of certain services related to, businesses or products which once were, but are not now a part of MERANT's business strategy, including MERANT's ability to manage obligations related to the recent sale of the DataDirect enterprise data connectivity business, and the earlier sale of the Micro Focus application, creation and transformation division, and MERANT's ability to manage the move of its operational headquarters and related functions from Rockville, MD to Hillsboro, OR.

Further information on potential factors which could affect our financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in MERANT's Form 20-F for the year ended April 30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.


FINANCIAL STATEMENT INFORMATION

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are derived from the audited financial statements of the Company.



U.S. SECURITIES FILINGS

Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F for the year ended April 30, 2001, as well as its periodic reports on Form 6-K, are available upon request to MERANT's offices in Hillsboro, OR or Newbury, United Kingdom and are also available on the SEC web site located at http://www.sec.gov.

MERANT PLC
CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT



(in thousands, except per share and ADS data)
(unaudited)                                                              THREE MONTHS ENDED             NINE MONTHS ENDED

                                                                     JANUARY 31,    JANUARY 31,   JANUARY 31,     JANUARY 31,
                                                                       2002            2001           2002            2001
-----------------------------------------------------------------------------------------------------------------------------------
NET REVENUE
    License fees                                                      $11,175        $16,449        $35,370        $45,558
    Maintenance subscriptions                                          14,170         13,061         43,120         38,082
    Training and consulting                                             4,786          5,695         15,796         19,911
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUE                                                      30,131         35,205         94,286        103,551
-----------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE

    Cost of license fees                                                  623          1,091          1,519          2,634
    Cost of maintenance subscriptions                                   2,101          2,129          6,202          6,185
    Cost of training and consulting                                     5,251          6,716         14,962         20,005
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COST OF REVENUE                                                   7,975          9,936         22,683         28,824
-----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                           22,156         25,269         71,603         74,727
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES

    Research and development                                            6,271          5,863         19,116         18,354

    Sales and marketing                                                17,437         16,987         50,730         48,938

    General and administrative                                          5,251          3,505         14,865         14,086

    Goodwill amortization                                                 957            378          2,872          1,135

    Restructuring charges                                               6,664             --          9,914             --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                               36,580         26,733         97,497         82,513
-----------------------------------------------------------------------------------------------------------------------------------
(LOSS) FROM OPERATIONS                                                (14,424)        (1,464)       (25,894)        (7,786)

Interest income, net                                                      437          1,212          1,872          4,869

INCOME (LOSS) BEFORE INCOME TAXES                                     (13,987)          (252)       (24,022)        (2,917)
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                               --             --             --             --

-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                              (13,987)          (252)       (24,022)        (2,917)

Income (loss) from discontinued operations, net of income taxes                         (830)         3,929         (9,861)

Profit on sale of discontinued operations                               9,471             --         23,469             --
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                     $(4,516)       $(1,082)        $3,376       $(12,778)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE ON CONTINUING OPERATIONS: DILUTED          $(0.11)        $(0.00)        $(0.19)        $(0.02)

Net income (loss) per ADS on continuing operations: diluted            $(0.55)        $(0.01)        $(0.94)        $(0.11)

Shares used in computing basic net income (loss) per share on         126,534        129,028        127,896        136,175

continuing operations

ADSs used in computing basic net income (loss) per ADS on              25,307         25,806         25,579         27,235

continuing operations

NET INCOME (LOSS) PER SHARE: DILUTED                                   $(0.04)        $(0.01)         $0.03         $(0.09)

Net income (loss) per ADS: diluted                                     $(0.18)        $(0.04)         $0.13         $(0.47)

Shares used in computing diluted net income (loss) per                126,534        129,028        127,896        136,175
share

ADSs used in computing diluted net income (loss) per                   25,307         25,806         25,579         27,235

ADS



NOTE: Each American depositary share, or ADS, represents five ordinary shares

MERANT PLC
CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT


(in thousands)                                       JANUARY 31,      April 30,
                                                        2002             2001
                                                     (UNAUDITED)
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                          $117,653        $80,193
    Short-term investments                                   --          2,855
    Accounts receivable, net                             37,058         30,430
    Prepaid expenses and other assets                     5,732          6,137
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                    160,443        119,615
--------------------------------------------------------------------------------
FIXED ASSETS:

    Property, plant and equipment, net                   12,698         16,953

    Goodwill, net                                        12,354         14,597

    Software product assets, net                            180            450

    Net assets of discontinued businesses                    --         39,174

    Other assets                                             82            289
--------------------------------------------------------------------------------
TOTAL ASSETS                                           $185,757       $191,078
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Borrowings                                            1,979          2,017

    Accounts payable                                      3,589          6,615

    Accrued employee compensation and commissions        10,709         11,273

    Income taxes payable                                  2,055          3,618

    Deferred revenue                                     38,365         32,493

    Other current liabilities                            20,563         17,656
--------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                77,260         73,672

DEFERRED INCOME TAXES                                    13,061         13,659
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                        90,321         87,331
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:

    Ordinary shares                                       4,110          4,448

    Additional paid-in capital and other                134,104        152,844
    reserves

    Treasury stock                                      (12,002)       (13,872)

    Retained (deficit) earnings                         (19,710)       (23,086)

    Accumulated other comprehensive loss                (11,066)       (16,587)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                               95,436        103,747
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $185,757       $191,078
--------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED STATEMENTS OF CASH FLOW  -  IN U.S. FORMAT


(in thousands)
(unaudited)
                                                              THREE MONTHS ENDED            NINE MONTHS ENDED
                                                           JANUARY 31,    JANUARY 31,    JANUARY 31,     JANUARY 31,
                                                             2002           2001           2002            2001
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Income (loss) from continuing operations               ($13,987)         ($252)      ($24,022)       ($2,917)
    Adjustments to reconcile income (loss) from
    continuing operations to cash provided (used) by
    operations:

    Depreciation of fixed assets                              1,873          3,004         10,726          7,117

    Amortization of software product assets and other           957            379          2,434          1,060
    intangibles

    Changes in operating assets and liabilities              10,716         (3,928)         5,355           (969)

    Other items                                                  27         (3,935)           871          1,425
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES               (414)        (4,732)        (4,636)         5,716
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

    Purchases of property, plant & equipment                    (75)        (1,177)        (5,164)        (3,722)

    Acquisition of subsidiaries                                  --         (4,000)            --         (4,000)

    Available-for-sale securities                                --           (147)         2,959         (5,041)
---------------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY INVESTING ACTIVITIES                         (75)        (5,324)        (2,205)       (12,763)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

    Issuance of ordinary shares, net of expenses                 --             --              1          3,042

    Own shares                                              (18,484)         1,522        (17,208)       (24,552)

    Borrowings                                                   24             --             38           (191)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES            (18,460)         1,522        (17,169)       (21,701)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS           7,996          4,883         57,769        (13,791)
---------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         778             86          3,701           (576)
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                 (10,175)        (3,565)        37,460        (43,115)

Cash at beginning of period                                 127,828         65,805         80,193        105,355
---------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                      $117,653        $62,240       $117,653        $62,240
---------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT

                                                            THREE MONTHS ENDED            NINE MONTHS ENDED          YEAR ENDED

                                                         JANUARY 31,    JANUARY 31,    JANUARY 31,     JANUARY 31,    April 30,
                                                           2002           2001           2002            2001           2001
                                                        (UNAUDITED)   (unaudited)     (UNAUDITED)     (unaudited)    (unaudited)
                                                          L'000           L'000          L'000           L'000           L'000
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE: CONTINUING BUSINESS

    Licence fees                                          7,742          11,258          24,722          30,782          42,193

    Maintenance subscriptions                             9,818           8,989          29,913          25,629          35,065

    Training and consulting                               3,316           3,905          10,992          13,376          17,817
-----------------------------------------------------------------------------------------------------------------------------------
                                                         20,876          24,152          65,627          69,787          95,075
REVENUE: DISCONTINUED BUSINESS                               --          29,484          31,207          87,158         120,358
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                            20,876          53,636          96,834         156,945         215,433
-----------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE: CONTINUING BUSINESS

    Cost of licence fees                                    432             751           1,059           1,776           2,179

    Cost of maintenance subscriptions                     1,456           1,471           4,309           4,431           5,901

    Cost of training and consulting                       3,637           4,621          10,385          13,476          18,005
-----------------------------------------------------------------------------------------------------------------------------------
                                                          5,525           6,843          15,753          19,683          26,085
COST OF REVENUE: DISCONTINUED BUSINESS                       --           6,639           5,510          23,385          28,301
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COST OF REVENUE                                     5,525          13,482          21,263          43,068          54,386
-----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                             15,351          40,154          75,571         113,877         161,047
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES

    Research and development                              4,345           9,486          19,636          29,300          39,774

    Sales and marketing                                  12,081          26,074          47,282          77,234         103,667

    General and administrative                            3,638           4,443          13,936          12,865          16,841

    Amortisation of goodwill                              7,355          10,516          27,982          31,542          40,527
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                 27,419          50,519         108,836         150,941         200,809
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT:

    Continuing business                                 (12,068)         (6,731)        (31,162)        (23,472)        (29,463)

    Discontinued business                                    --          (3,634)         (2,103)        (13,592)        (10,299)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING (LOSS)                                  (12,068)        (10,365)        (33,265)        (37,064)        (39,762)
EXCEPTIONAL ITEMS:

    Provision for loss on disposal of fixed
     assets                                                  --              --          (1,761)         (3,254)         (3,254)


    Restructuring charges                                (4,617)             --          (6,858)             --              --
-----------------------------------------------------------------------------------------------------------------------------------
    Gain/(loss) on disposal of business division         (2,123)             --           1,250              --         (11,317)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS), BEFORE INTEREST INCOME                (18,808)        (10,365)        (40,634)        (40,318)        (54,333)

Interest income, net                                        303             962           1,302           3,505           4,287
-----------------------------------------------------------------------------------------------------------------------------------
(LOSS) BEFORE TAXATION                                  (18,505)         (9,403)        (39,332)        (36,813)        (50,046)

Taxation                                                     --              --              --              --            (868)
-----------------------------------------------------------------------------------------------------------------------------------
(LOSS) FOR THE PERIOD AFTER TAXATION                    (18,505)         (9,403)        (39,332)        (36,813)        (50,914)
-----------------------------------------------------------------------------------------------------------------------------------

(Loss) per ordinary share: basic                        (14.6p)          (7.3p)         (30.8p)         (27.0p)         (37.9p)

(Loss) per ordinary share: diluted                      (14.6p)          (7.3p)         (30.8p)         (27.0p)         (37.9p)
-----------------------------------------------------------------------------------------------------------------------------------

Ordinary shares - basic                                 126,534         129,028         127,896         136,588         134,305

Ordinary shares - diluted                               126,534         129,028         127,896         136,588         134,305
-----------------------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED BALANCE SHEET - U.K. FORMAT

(in thousands)                                       JANUARY 31,      April 30,
                                                        2002             2001
                                                     (UNAUDITED)
                                                        L'000           L'000
--------------------------------------------------------------------------------
FIXED ASSETS

    Intangible fixed assets                          29,163        75,383

    Tangible fixed assets                             9,005        28,313

    Investment                                        5,584         6,860
--------------------------------------------------------------------------------
TOTAL FIXED ASSETS                                   43,752       110,556
--------------------------------------------------------------------------------
CURRENT ASSETS:

    Stock                                               180           610

    Trade debtors                                    26,282        52,789

    Other debtors and prepaid expenses                3,943         5,620

    Cash and bank deposits                           83,442        61,200
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                113,847       120,219
--------------------------------------------------------------------------------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

    Bank loans and overdrafts                         1,404         1,401

    Trade creditors                                   2,546         7,319

    Accrued employee compensation                     7,595        13,700

    Current corporation tax                           1,457         2,606

    Accrued expenses and other current                6,399        14,234
    liabilities

    Deferred revenue                                 27,209        51,498
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                            46,610        90,758
--------------------------------------------------------------------------------
NET CURRENT ASSETS                                   67,237        29,461
--------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES               110,989       140,017

Provision for liabilities and charges                17,447        11,551
--------------------------------------------------------------------------------
NET ASSETS                                           93,542       128,466
--------------------------------------------------------------------------------
CAPITAL AND RESERVES

    Called up share capital                           2,465         2,699

    Share premium account                           200,681       200,625

    Capital redemption reserve                          527           292

    Profit and loss account                        (110,131)      (75,150)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                           93,542       128,466
================================================================================

MERANT PLC
CONSOLIDATED CASH FLOW STATEMENT - U.K. FORMAT


                                                            THREE MONTHS ENDED            NINE MONTHS ENDED             YEAR ENDED

                                                         JANUARY 31,        JANUARY 31,    JANUARY 31,     JANUARY 31,    April 30,
                                                           2002               2001           2002            2001          2001
                                                        (UNAUDITED)         (unaudited)   (UNAUDITED)     (unaudited)
                                                          L'000               L'000          L'000           L'000         L'000
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS)                                               (12,068)      (10,365)      (33,265)      (37,064)      (39,762)
    Depreciation of fixed assets                                 1,298         2,097         5,776         6,606         8,789

    Amortisation of software product assets and other
     intangibles                                                 7,385        10,889        28,367        33,267        43,967


    Changes in operating assets and liabilities                  4,168        (5,009)      (14,658)       (1,093)       15,788

    Restructuring charges                                       (4,141)         (107)       (4,141)       (1,819)       (9,901)

    Other items                                                   (671)           --        (1,217)           28           837
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) FROM OPERATING ACTIVITIES                    (4,029)       (2,495)      (19,138)          (75)       19,718

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                    303           962         1,302         3,505         4,287

TAXATION                                                          (141)           --        (1,149)          (48)       (1,889)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                       (52)         (803)       10,540       (10,602)       (8,223)

ACQUISITIONS AND DISPOSALS                                       9,945            --        38,930             0       (12,962)
-----------------------------------------------------------------------------------------------------------------------------------
CASH OUTFLOW BEFORE FINANCING                                    6,026        (2,336)       30,485        (7,220)          931

Financing                                                      (12,720)        1,070       (12,720)      (10,788)      (13,993)
-----------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH                                     (6,694)       (1,266)       17,765       (18,008)      (13,062)


Reconciliation of net cash flow to
  movements in net funds
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                     (6,694)       (1,266)       17,765       (18,008)      (13,062)

Cash inflow (outflow) from decrease in debt                         --            --            --            --           362

Currency translation difference                                  1,508           138         4,474          (267)       (5,281)
-----------------------------------------------------------------------------------------------------------------------------------
MOVEMENT IN CASH DURING THE PERIOD                              (5,186)       (1,128)       22,239       (18,275)      (17,981)

Net funds at beginning of period                                87,224        60,633        59,799        77,780        77,780
-----------------------------------------------------------------------------------------------------------------------------------
NET FUNDS AT END OF PERIOD                                      82,038        59,505        82,038        59,505        59,799
-----------------------------------------------------------------------------------------------------------------------------------

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  March 5, 2002             By: /s/ Leo Millstein
                              --------------------------------------
                                     Leo Millstein
                               Vice President & General Counsel